AURORA CANNABIS INC.
1500 – 1199 West Hastings Street
Vancouver, British Columbia Canada V5E 3T5
Tel: 1-844-601-2448

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (the “Company”) will be held at the Renaissance Edmonton International Hotel, Cartier Room, 4236 – 36 Street E., Nisku, Alberta T9E 0V4, on Monday, November 13, 2017, at the hour of 10 o’clock am (Mountain Time), for the following purposes:

1.

To table the audited financial statements of the Company for the two fiscal years ended June 30, 2016 and June 30, 2017 (with comparative statements relating to each of the respective fiscal periods) together with the report of the Auditors and the management’s discussion and analysis thereon;

2.	To fix the number of directors to be elected at seven;

3.	To elect Directors for the ensuing year;

4.	To appoint the Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration;

5.	To consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on executive compensation, as detailed in the Information Circular.

6.

To consider, and if thought advisable, pass an ordinary resolution that approves the adoption of the Company’s Fixed Restricted Share Unit Plan together with approval to certain Restricted Share Unit awards as detailed in the Information Circular.

7.

To consider, and if thought advisable, pass an ordinary resolution to the adoption of a new form 10% “rolling” share option plan and to authorize the grant of all currently available and unallocated option entitlements issuable under the new form share option plan, until November 13, 2020 as detailed in the Information Circular.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to, or variation of, any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on September 29, 2017 are entitled to attend and vote at the Meeting or at any postponement or adjournment thereof. Each common share is entitled to one vote.

The audited financial statements of the Company for the two fiscal years ended June 30, 2017 and June 30, 2016, together with the report of the Auditors and the management’s discussion and analysis thereon are available on www.sedar.com and copies of these documents will also be available at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

DATED at Vancouver, British Columbia, October 2, 2017

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Terry Booth”
Chief Executive Officer